

November 9, 2023

Kim Southworth
Chief Executive Officer
Cyber Enviro-Tech, Inc.
6991 E. Camelback Road, Suite D-300
Scottsdale, Arizona 85251

      Re: Cyber Enviro-Tech, Inc.
           Registration Statement on Form S-1
           Filed November 1, 2023
           File No. 333-275270

Dear Kim Southworth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing